Exhibit 99.1

Fr8Tech Simplifies Capital Structure by Retiring Legacy Preferred Shares and Clearing 2023 Warrants

Company exchanged all outstanding Series A4 preferred shares and 3,190,000 Series C preferred shares for rights to ordinary shares; legacy warrants from 2023 financing are fully cleared; simplified capital structure supports transition to a pure-play technology company

HOUSTON – October 19, 2026 – Freight Technologies, Inc. (Nasdaq: FRGT, “Fr8Tech” or the “Company”), a logistics management innovation company offering a diverse portfolio of technology-driven solutions, today announced that it has entered into exchange agreements with the holders of its Series A4 Preferred Shares and with a holder of its Series C Preferred Shares for rights to receive its ordinary shares, and that all remaining ordinary share warrants issued in connection with its 2023 convertible note financing have been exercised. These actions are part of the Company’s broader effort to simplify its capital structure as it completes its transition to a pure-play, AI and software-first technology company.

Under the exchange agreements, entered into on October 18, 2026, the holders exchanged an aggregate of 1,666,837 Series A4 preferred shares of the Company, par value $0.0001 per share (each, a “Series A4 Preferred Share” and collectively, the “Series A4 Preferred Shares”), representing all outstanding Series A4 Preferred Shares, and 3,190,000 Series C preferred shares of the Company, par value $0.0001 per share (each, a “Series C Preferred Share” and collectively, the “Series C Preferred Shares”) for rights to receive ordinary shares, no par value per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares”), without payment of additional consideration (the rights issued in the Series A4 exchange, the “Series A4 Rights,” and the rights issued in the Series C exchange, the “Series C Rights”).

The Company’s previously announced one-for-ten reverse share split takes effect today, with Ordinary Shares beginning to trade on a split-adjusted basis on the Nasdaq market. On a post-split basis, the Series A4 Rights and the Series C Rights are exercisable for an aggregate of 3,245,332 Ordinary Shares in respect of the Series A4 exchange, reflecting an exchange price of $1.87 per Ordinary Share, and 3,190,000 Ordinary Shares in respect of the Series C exchange, reflecting an exchange price of $1.00 per Ordinary Share. Exercise of the Series A4 Rights and the Series C Rights is subject to a 9.99% beneficial ownership limitation.

Separately, all remaining ordinary share warrants issued in connection with the Company’s 2023 convertible note financing have now been exercised. With none of these warrants remaining outstanding, the Company has removed what had been a significant overhang of potential ordinary share issuances.

The Company’s operating model is moving in the same direction. Fr8Tech recently transitioned a portion of its brokerage operations to Sendengo, a trusted partner, which now runs that business on Fleet Rocket and pays Fr8Tech a recurring, volume-based software fee. The arrangement illustrates the Company’s path forward of replacing its operational brokerage business with recurring software revenue.

“Over the past year, we have deliberately reshaped Fr8Tech – scaling back brokerage, embedding agentic AI across the organization and rebuilding our business around Fleet Rocket and Zayren,” said Javier Selgas, Chief Executive Officer of Freight Technologies. “Our capital structure needed to reflect that same discipline. By retiring legacy preferred securities and closing out the last of our 2023 warrants, we are presenting investors with a cleaner, more transparent equity profile that is aligned with the software-first company we have become. This is a foundational step as we focus on scaling recurring software revenue and putting agentic AI to work in the U.S.–Mexico OTR market.”

“Simplifying our capital structure has been a priority throughout our transformation,” said Don Quinby, Chief Financial Officer of Freight Technologies. “Exchanging the Series A4 and a substantial portion of the Series C Preferred Shares, together with the full exercise of the remaining 2023 warrants, removes a meaningful overhang on our Ordinary Shares and gives current and prospective shareholders a clearer view of our ownership base. We will continue to approach our balance sheet with the same disciplined focus.”

Additional information regarding the exchange agreements is included in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 19, 2026.

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company offering a diverse portfolio of proprietary platform solutions that incorporate AI and machine learning tools to optimize and automate aspects of the supply chain process. Focused on addressing the distinct challenges within the supply chain ecosystem, the Company’s portfolio of solutions includes the Fr8App platform for over-the-road (OTR) B2B cross-border shipping across the USMCA region; Fleet Rocket, a nimble, scalable and cost-effective Transportation Management System (TMS) for brokers, shippers, and other logistics operators; Fr8Radar, a GPS integration and shipment visibility module within Fleet Rocket that enables real-time tracking of in-transit freight across the Mexico-U.S. corridor; Zayren, an AI-based, pricing-prediction tool and carrier-matching platform designed specifically for cross-border and domestic OTR freight shipments across Mexico and the United States; and DODA Smart, an AI-assisted customs compliance platform to monitor, verify and trace Digital Customs Documents (DODAs) for trade operators in Mexico. Each product is interconnected within a unified platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing, real-time tracking, digitization of critical documentation, brokerage support, transportation management, fleet management, and committed capacity solutions. For more information, please visit fr8technologies.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to obtain or maintain the listing of Fr8Tech’s Ordinary Shares on Nasdaq; (2) changes in applicable laws or regulations; (3) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (4) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (5) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; and (6) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in Fr8Tech’s other filings with the Securities and Exchange Commission.

Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Fr8Tech Contact:

Jason Finkelstein

IGNITION Investor Relations

investors@fr8technologies.com